Exhibit 99.2

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED  AND REPLACED WITH “[OMITTED***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT (I) IS NOT MATERIAL AND (II) CONSISTS OF THE TYPE OF INFORMATION THAT THE REGISTRANT BOTH CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL.

DATED 8th APRIL 2025

BORQS TECHNOLOGIES INC.

(as Vendor)

and

SASKEN DESIGN SOLUTIONS PTE. LTD.

(as Purchaser)

SHARE PURCHASE AGREEMENT

CONTENTS

Page
1. Definitions and Interpretation	1
2. Sale and Purchase	15
3. Consideration	15
4. Conditions	18
5. Actions Pending Completion	18
6. Completion	23
7. Earn-out Amounts and adjustments thereto	24
8. Employee Retention Bonus	24
9. Warranties, Indemnities and Undertakings	24
10. Limitation of Vendor’s Liability and Conduct of Claims	28
11. Post Completion Covenants	32
12. Confidentiality	34
13. Costs	36
14. General	36
15. Notices	38
16. Governing Law and Arbitration	39
17. Process Agent	40
18. Third Party Rights	40
Schedule 1 Details of the Target Group Companies
Schedule 2 Group Structure
Schedule 3 Details of the Business carried out by the Target Group Companies and the Existing Entities
Schedule 4 the Assets
Schedule 5 Warranties
Schedule 6 List of Closing Deliverables
Schedule 7 Form of Completion Certificate
Schedule 8 Completion Accounts
Part A: Preparation of the Completion Accounts and the Statement
Part B: Certificate
Part C: Pro-Forma Statement
Schedule 9 Form of Non-Competition Deed
Schedule 10 Form of Tax Indemnity Deed

- i -

THIS AGREEMENT is made on the 8th day of April 2025 (“Execution Date”)

BETWEEN:

(1)	BORQS Technologies, Inc., a company incorporated in the British Virgin Islands with limited liability whose registered office is at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	Sasken Design Solutions Pte. Ltd., a company incorporated in Singapore with limited liability whose registered office is at 150 Cecil Street, #15-01, Singapore – 069543 (the “Purchaser”).

(The Vendor and the Purchaser are hereinafter individually referred to as a “Party” and collectively referred to as “Parties”).

WHEREAS:

(A)	The Purchaser is a wholly-owned subsidiary of Sasken Technologies Limited (“Sasken”), a company whose shares are listed on the India Stock Exchanges.

(B)	Bholding is owned and controlled by the Vendor as at the date of this Agreement.

(C)	As at the date of this Agreement, the structure of Bholding and its subsidiaries are set out in Part A of Schedule 2.

(D)	Bholding and its subsidiaries are engaged in the provision of hardware and software products and services for the Internet of Things (IoT).

(E)	It is a condition precedent to Completion that the Restructuring shall have been completed whereby the Vendor shall procure a restructuring of Bholding and its subsidiaries and their respective assets and businesses to be undertaken such that following the Restructuring, the structure of Bholding and its subsidiaries and their respective assets and businesses will be as set out in Part B of Schedule 2.

(F)	At the date of this Agreement, the Vendor holds one (1) share (constituting 100% of the entire issued share capital of Bholding) in Bholding (the “Bholding Sale Share”).

(G)	The Vendor has conditionally agreed to sell, and the Purchaser has conditionally agreed to purchase, the Bholding Sale Share on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement where the context so admits, the following words and expressions shall have the following meanings:

“Actual Cash” means the actual aggregate of all of the Cash of the Target Group Companies as at the Completion Date;

“Actual Debt” means the actual aggregate of all of the Debt of the Target Group Companies as at the Completion Date;

“Actual Net Cash Amount” means an amount (which may be a positive or a negative number) equal to the aggregate amount of the Actual Cash less the aggregate amount of the Actual Debt, as at the Completion Date;

“Actual Working Capital Amount” means the actual Working Capital as at the Completion Date;

“Affiliate” means, (a) in relation to any person that is a natural person, any his or her Immediate Family Members or any other person directly or indirectly controlled by such natural person and (b) in relation to any person that is not a natural person, any person directly or indirectly controlling, controlled by or under common control with such person provided always that no Target Group Company shall be regarded as being an Affiliate of the Purchaser for the purposes of this Agreement (and for purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise);

“Anti-Money Laundering Laws” means any applicable anti-money laundering and anti-terrorist financing statutes of the relevant jurisdictions, including but not limited to Hong Kong, PRC, India, the British Virgin Islands and the Cayman Islands, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency in those jurisdictions;

“Applicable GAAP” means the generally accepted accounting principles, standards and practices in United States, Hong Kong, the PRC, the Cayman Islands or India (as applicable);

“Applicable Laws” means, with respect to any person, any statute, laws, rules, regulations, guidelines, ordinance, policies, directives, decrees, judgement, notification, treaties, or orders of any Authority, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation, policy or administration, having the force of law of any of the foregoing, by any Authority, that are applicable to and binding on such person;

“Audited Accounts Dispute Notice” has the meaning given to it in Clause 7.4.3;

“Authorities” means any governments, courts, governmental, regulatory or official authorities, departments, agencies or bodies, stock exchange in the relevant jurisdictions including but not limited to Hong Kong, PRC, India, the British Virgin Islands, the Cayman Islands and the United States and “Authority” means any one of them;

“BHK” means BORQS Hong Kong Limited, a company incorporated in Hong Kong with limited liability whose registered office is at Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong;

“BHK-Held BIN Share” means 1 equity share of BIN (constituting 0.01% of the entire issued and paid-up share capital of BIN) having a face value of INR 10 (Indian Rupees Ten) as legally and beneficially owned by BHK;

“Bholding” means BORQS International Holding Corp, a company incorporated in the Cayman Islands with limited liability whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

“Bholding Sale Share” has the meaning given to it in Recital (F), and details of which are set out in Part A of Schedule 1;

“Big Six Accounting Firm(s)” means KPMG, PricewaterhouseCoopers, Ernst & Young, Deloitte Touche Tohmatsu, Grant Thornton and BDO or such firm of chartered accountants associated with any of them;

“BIN” means BORQS Technologies India Private Limited (formerly known as BORQS Software Solutions Private Limited (BSSPL)), a private limited company under the laws of India whose registered office is at Prestige AI-Kareem, No. 3, Edward Road Civil Station Corporation Division No., 72, Bangalore, Karnataka, India, details of which are set out in Part C of Schedule 1;

“BIN Shares” mean cumulatively 9,999 equity shares (constituting 99.99% of the entire issued and paid-up share capital of BIN) having a face value of INR 10 (Indian Rupees Ten) as legally and beneficially owned by Bholding; and the BHK-Held BIN Share;

“Binding LOI” means the binding letter of intent entered among the Vendor, Bholding, BHK and Sasken dated November 9, 2024;

“BTHK” means BORQS Technologies (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability with registered address at Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, details of which are set out in Part B of Schedule 1;

“Bulletin No. 7” means Bulletin No. 7 on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (SAT Bulletin [2015] No. 7) (关于非居民企业间接转让财产企业所得税若干问题的公告(国家税务总局公告2015年第7号)), issued by the PRC State Taxation Administration on 3 February 2015, as may be amended or supplemented from time to time, including any similar or replacement law, notice, circular or bulletin such as the amendments made by The State Administration of Taxation’s Circular on Certain Matters in Relation to the Withholding Income Tax of a Non-resident Enterprise (State Administration of Taxation Circular [2017] No. 37) (国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告（国家税务总局公告2017年第37号）) and any interpretations and procedural rules related thereto;

“Business” means the business carried out by the Target Group Companies and other relevant companies, details of which are set out in Schedule 3;

“Business Day” means a day on which the licensed banks in Hong Kong and India are open for general banking business, other than a Saturday, Sunday or a public holiday in Hong Kong or India;

“Business IPR” means all Intellectual Property owned by or licensed to any of the Target Group Companies relating to or used, required to be used or held for use in connection with the Business;

“Business IT” means all rights and interest owned by or licensed to any of the Target Group Companies in Information Technology which relates to or is used in connection with the Business;

“Cash” means the aggregate of all cash (whether on hand or credited to any accounts with any banking, financial, lending or other similar institution or organisation) held by the Target Group Companies, including all interest accrued thereon, at the relevant time;

“Cayman Assets” means the assets and businesses held by Bholding, the list and details of which are set out in Schedule 3 and Part A of Schedule 4;

“Claim” means any claim, potential claim, counterclaim, potential counterclaim, right of set-off, rights, disputes, defenses, complaints, actions, demands, indemnity, covenant, cause of action or interest of any kind or nature whatsoever;

“Companies Act” means the Companies Act 1967 of the Laws of Singapore;

“Completion” means, subject to the fulfilment (or waiver, as applicable) of the Conditions set out in Clause 4.1, completion of the sale and purchase of the Bholding Sale Share pursuant to Clause 6;

“Completion Accounts” has the meaning given to it in Schedule 8;

“Completion Date” means the date of Completion, being the date falling within three (3) Business Days after the date on which the Conditions are satisfied (or waived, where applicable), or such date as may be determined pursuant to Clause 6.4.2, or such other date as the Purchaser and the Vendor may agree in writing that Completion shall occur;

“Condition” means a condition set out in Clause 4.1 and “Conditions” means all those conditions;

“Confidential Information” has the meaning given to it in Clause 11.1;

“Costs” or “Losses” means all demands, claims, actions, proceedings, damages, payments, customs or other duties, fines, penalties, losses, legal costs, expenses (including Tax), disbursements or other liabilities or obligations of any nature;

“Data Room” means the electronic data room operated by Intralinks under the codename Project Elephant as at the date that is one Business Day prior to the date of this Agreement, an agreed CD-ROM or USB copy of which has been delivered by the Vendor to the Purchaser before the execution of this Agreement;

“Debt” means the principal and accrued interest on any borrowing or indebtedness in the nature of borrowing incurred by any of the Target Group Companies including, without limitation, bank debt, loans, overdrafts, guarantees, letters of credit (which are secured by a third party which is not a Target Group Company), any loan notes or bonds, any other lending or credit liabilities provided by third parties to a Target Group Company, at the relevant time;

“Designated Account” means the following bank accounts:

Bank name:	[OMITTED***]
Bank address:	[OMITTED***]
Bank SWIFT code:	[OMITTED***]

Account number:	[OMITTED***]
Account type:	[OMITTED***]
Beneficiary name:	[OMITTED***].

or such other bank account maintained with a licensed bank in Hong Kong as may be notified by the Vendor to the Purchaser in writing not less than three (3) Business Days prior to the relevant payment due date for receiving payment under this Agreement;

“Disclosure Letter” means the disclosure letter issued by the Vendor to the Purchaser of even date hereto on terms acceptable to the Purchaser setting out fair, accurate and specific disclosures, if any, to the relevant warranties, provided however that the Disclosure Letter shall not qualify any Title or Capacity Warranties;

“Dispute” has the meaning given to it in Clause 16.2.1;

“Domain Names” means all of the Internet domain names of any level registered, owned by or used by any of the Target Group Companies and/or used in the Business;

“Draft Completion Accounts” means the standalone and consolidated balance sheet and profit and loss account of the Target Group Companies as of the Completion Date to be prepared in the format prescribed by the Purchaser, in accordance with Clause 3.4 and on the basis of, and in accordance with Applicable GAAP;

“Draft Audited Accounts” has the meaning given to it in Clause 7.4.2;

“Draft FY2024 Audited Accounts” has the meaning given to it in Clause 7.4.1;

“Draft FY2025 Audited Accounts” has the meaning given to it in Clause 7.4.2;

“Draft Statement” means a statement for the Target Group Companies as of the Completion Date in the format consistent with the format set out in Part C of Schedule 8, to be prepared in accordance with Clause 3.4 and on the basis of, and in accordance with Applicable GAAP;

“Earn-out Amount for FY2024” has the meaning given to it in Clause 7.1;

“Earn-out Amount for FY2025” has the meaning given to it in Clause 7.2;

“Earn-out Amounts” has the meaning given to it in Clause 7.2;

“EBITDA” means, in respect of a period, the sum of net profit before:

(i)	income Tax;

(ii)	finance costs*;

(iii)	depreciation and amortisation;

(iv)	unrealised losses on financial instruments;

(v)	all costs related to the Transaction including legal fees, consultations’ and experts’ costs, expense, Taxes and/or related interest, any severance payments made to employees as a result of the Transaction incurred by the Target Group Companies prior to the Completion Date, subject to approval by the Purchaser;

(vi)	any other non-recurring expenses (including but not limited to contingent liabilities, unrecorded liabilities etc.), subject to approval by the Purchaser;

but deducting:

(vii)	profits as a result of asset revaluations, impairments or provisions;

(viii)	unrealised fair value gains on financial instruments; and

(ix)	any other non-recurring income, subject to approval by the Purchaser;

*	For avoidance of doubt, the above mentioned finance costs shall exclude any expenses related to supplier / customer financing costs incurred by the Target Group Companies.

“ECOM” means ECOM Instruments GmbH;

“Emblem Litigation” has the meaning given to it in Clause 9.6.2(a);

“Employee Retention Bonus” has the meaning given to it in Clause 8;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind or any other arrangement or agreement having similar effect of securing an obligation of any person;

“Escrow Account” has the meaning given to it in Clause 3.2.2;

“Estimated Net Cash Amount” has the meaning given to it in Clause 3.2.2;

“Estimated Working Capital Amount” has the meaning given to it in Clause 3.2.1;

“Excluded Bholding Subsidiaries” means collectively, (i) BHK and its subsidiaries (which include the Existing PRC Entities and BORQS KK, a company incorporated in Japan), and (ii) BORQS Technologies USA, Inc, a company incorporated in the United States;

“Existing PRC Entities” means collectively, (i) BORQS Beijing Ltd. (播思通讯技术(北京)有限公司) (“BBJ”), (ii) Beijing Big Cloud Network Technology Co, Ltd. (北京大云世纪网络技术有限公司), (iii) BORQS Chongqing Ltd. (播思通讯技术(重庆)有限公司) (“BCQ”), (iv) Beijing Big Cloud Century Technology Limited (北京大云世纪科技有限公司) (“BC-Tech”), (v) Borqs Huzhou, Ltd. (播思技术开发(湖州)有限公司) (“BHZ”), (vi) Beijing BORQS Software Technology Co., Ltd. (北京播思软件技术有限公司) (“BSW”), and (vii) Borqs Technologies, Ltd (播思微系统技术有限公司) (“BTCHN”), each a company established in the PRC;

“FY2024 Accounts Determination Date” means the date on which the FY2024 Audited Accounts are agreed or determined in accordance with the provisions of Clause 7.4;

“FY2024 Actual EBITDA” has the meaning given to it in Clause 7.1.1;

“FY2024 Audited Accounts” has the meaning given to it in Clause 7.4.8(a);

“FY2025 Accounts Determination Date” means the date on which the FY2025 Audited Accounts are agreed or determined in accordance with the provisions of Clause 7.4;

“FY2025 Actual EBITDA” has the meaning given to it in Clause 7.2.1;

“FY2025 Actual Revenue” has the meaning given to it in Clause 7.2.2;

“FY2025 Audited Accounts” has the meaning given to it in Clause 7.4.8(a);

“Google” means Google LLC and Google Ireland Limited;

“Google Licenses” has the meaning given to it in Part A of Schedule 4;

“SIAC” means the Singapore International Arbitration Centre;

“HK$” means Hong Kong dollar, the lawful currency of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Assets” means the businesses and assets held by BHK including the contracts entered into by BHK, the list and details of which are set out in Schedule 3 and Part B of Schedule 4, which are proposed to be transferred from BHK to BTHK as part of the Restructuring;

“IFRS” means the International Financial Reporting Standards as promulgated by the International Standards Accounting Board as in effect from time to time;

“Immediate Family Members” means (a) spouses; (b) parents; (c) children, (d) sons-in-laws, (e) daughters-in-laws; and (f) estates, trusts, partnerships and other persons which directly or indirectly through one or more intermediaries are controlled by the foregoing;

“Indemnified Person” has the meaning given to it in Clause 9.6.1;

“Independent Accountants” means any of the Big Six Accounting Firms as may be determined by the Purchaser;

“India Assets” means the businesses and assets held by BIN, the list and details of which are set out in Schedule 3 and Part D of Schedule 4;

“Indian Accounting Principles” means the generally accepted accounting principles and best practices in India consistently applied and/or the Indian Accounting Standard (as prescribed in the Companies (Indian Accounting Standards) Rules 2015) or such other principles or standards of accounting prescribed by the Institute of Chartered Accountants of India or any other competent authority, as applicable from time to time;

“Indian Foreign Exchange Control Regulations” means the (Indian) Foreign Exchange Management Act 1999, and any rules, regulations, notifications, policies and circulars issued thereunder;

“Information Technology” means computer systems, communication systems, software (including all source code and object code versions thereof, in any and all form and media), hardware and documentation (including specifications, flowcharts, diagrams, business rules, data and database models and structures and compilation instructions) owned, used or licensed by or to any of the Target Group Companies;

“Initial Aggregate Consideration” has the meaning given to it in Clause 3.1;

“INR” means Indian Rupees, the lawful currency of Republic of India;

“Intellectual Property” means (a) patents, trademarks, service marks, logos, get-up, trade names, rights in design, inventions, copyright (including rights in computer software to both object and source code) and moral rights, rights in data, database rights, semi-conductor topography rights, utility models, rights in know-how, rights in trade secrets, proprietary information and other proprietary materials and other intellectual property rights, in each case whether registered or unregistered and including applications and rights to apply for registration, (b) all rights or forms of protection having equivalent or similar effect or nature as or to those in paragraph (a) of this definition which now or in the future may subsist anywhere in the world and (c) the right to sue for past, present or future infringement of any of the foregoing rights, but for the avoidance of doubt does not include Information Technology;

“Kadi Arbitration” has the meaning given to it in Clause 9.6.2(a);

“Key Employees” means the key employees of the Target Group Companies, being Mr. Hareesh Ramanna and the employees listed under Clause 8.1;

“KMP” means the following key managerial or senior management personnel, being Mr. Chan Shek Yuen Pat, Mr. Anthony Chan and Mr. Dexter Fong;

“Licence” has the meaning given to it in paragraph 5.2 of Schedule 5;

“Long Stop Date” means 18 April 2025 or such later date as the Purchaser and the Vendor may agree in writing;

“Management Accounts” means the unaudited standalone and consolidated management accounts relating to the Target Group Companies for the period commencing from the day immediately following 31 December 2023 and ended on the Management Accounts Date, in the formats prescribed by the Purchaser;

“Management Accounts Date” means 31 December 2024;

“Material Adverse Effect” or “Material Adverse Change” means an event, act, circumstance or change that has a material adverse effect on (a) the business, affairs, operations, operating licences, intellectual property rights, condition (financial or otherwise), tax position, key personnel or prospects of any Target Group Companies; (b) the ability of any Party to perform its obligations or to consummate the transactions under the Transaction Documents to which it is a party; or (c) the validity or enforceability of any Transaction Documents or the rights or remedies of the Purchaser and its Affiliate under the Transaction Documents;

“New PRC Entity” means 新播思技术（北京）有限公司, a company established in the PRC which shall acquire the PRC Assets from the Existing PRC Entities as part of the Restructuring, details of which are set out in Part D of Schedule 1;

“Nominated Bank Signatory(ies)” has the meaning given to it in Clause 4.1.38;

“Non-Compete Parties” means each of the Vendor, the Excluded Bholding Subsidiaries, the KMP and the Key Employees;

“Non-Competition Deed” means the deed of non-competition to be executed by each of the Non-Compete Parties in favour of Sasken and the Purchaser (for itself and its subsidiaries from time to time), substantially in form set out in Schedule 9;

“Notice” has the meaning given to it in Clause 15.1;

“Parties” means the named parties to this Agreement and their respective successors, permitted assigns and legal personal representatives and “Party” means any one of them;

“Past Audited Accounts” means the audited consolidated accounts of the Vendor for each of the three years ended on 31 December 2021, 31 December 2022 and 31 December 2023;

“PRC” means the People’s Republic of China, which for the purpose of this Agreement only, excludes Hong Kong, the Macau Special Administrative Region of the People’s Republic of China, and Taiwan;

“PRC Assets” means the businesses and assets to be transferred from the Existing PRC Entities to the New PRC Entity as part of the Restructuring, including the businesses set out in Schedule 3 and the assets set out in Part C of Schedule 4;

“Purchaser Claim” means any Claim by the Purchaser under or in connection with the Transaction Documents, including any Tax Claim;

“Purchaser Nominee” has the meaning given to it in Clause 11.8.1;

“Purchaser Nominee Directors” has the meaning given to it in Schedule 6;

“Qualcomm” means Qualcomm Technologies Inc;

“Qualcomm Licenses” has the meaning given to it in Part A of Schedule 4;

“Related Party” means (a) the members or shareholders or equity interest holders (in each case, whether direct or indirect, but excluding any Target Group Company) of any Target Group Company; (b) the directors, KMP, and officers of any Target Group Company or its members or shareholders or equity interest holders; (c) the Affiliates of the persons enumerated under the foregoing (a) and (b); and (d) those Persons who are defined as related parties under Applicable Laws including (Indian) Companies Act 2013, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 and applicable Indian Accounting Principles;

“Released Parties” has the meaning given to it in Clause 11.9;

“Relevant PRC Employees” has the meaning given to it in Part C of Schedule 4, being the employees of the Existing PRC Entities to be transferred to the New PRC Entity, list and details of which are set out in Part C of Schedule 4, subject to any changes as may be agreed by the Purchaser;

“Rental Agreements” means all the rental agreements entered into by any of the Target Group Companies relating to the leasing of properties used, required to be used or held for use in connection with the Business, particulars of which are set out in Schedule 4;

“Restructuring” has the meaning given to it in Clause 5.4;

“RMB” means Renminbi, the lawful currency of the PRC;

“Retained Cash” means the cash of not less than US$1,500,000, which will be retained in the Business in addition to the Working Capital;

“Samsung Arbitration” has the meaning given to it in Clause 9.6.2(a);

“Sasken” has the meaning given to it in Recital (A);

“Social Insurance” means any form of social insurance required under Applicable Laws, including without limitation: (i) the PRC national and local contributions for pensions, medical insurance, unemployment insurance, work-related injury insurance, pregnancy benefits, and housing accumulation funds and, (ii) any form of employment benefit plans required under Indian employment laws including without limitation, (a) all gratuity policies; (b) superannuation fund / policies; (c) provident fund; (d) any family pension fund; or (e) special allowance, house rent allowance, leave travel allowance, medical allowance, education allowance and any other bonus, incentive compensation, performance award, cash allowance, employee state Tax contribution, insurance, leave encashment, overtime, as applicable;

“STP Units” mean the premises of BIN located at (i) Prestige Al-Kareem, 4th Floor, No. 3, Edward Road, Civil Station, Corporation, Division No. 72, Bangalore 560052; (ii) Prestige Al Kareem; 2nd Floor; No 3; Edward Road, Civil Station Corporation; Division No.72, Bangalore-560 052; and (iii) Unit No G-01A, G-01B, G-01C, G-01D, G-02-Ground Floor & Unit No. 101 & 102-First Level, Prestige Al-Kareem, No. 3, Edward Road, Civil Station, Corporation, Division No.72, Bangalore 560052;

“STPI” means Software Technology Parks of India;

“Straddle Period” means any taxable period where Tax liability arises that includes but does not end on the Completion Date;

“Surviving Provisions” means [Clauses 1 (Definitions and interpretations), 4.3.2 (Non-Satisfaction or Waivers), 6.4.3 (Right to Terminate), 12 (Confidentiality), 13 (Costs), 14.1 (Successors and Assigns), 14.2 (Assignment), 14.3 (Whole Agreement), 14.4 (Variations), 14.6 (Invalidity), 14.7 (Remedies), 14.8 (No Waiver), 14.11 (Counterparts), 15 (Notices), 16 (Governing Law and Arbitration), Error! Reference source not found. (Process Agents) and 17 (Third Party Rights)];

“Target Group Companies” means, collectively, Bholding and its subsidiaries, which, after the Restructuring, shall comprise BTHK, BIN and the New PRC Entity only;

“Tax” means:

(a)	any form of taxation and statutory, governmental, state, federal, provincial, local government or municipal charges, duties (including stamp duty), imposts, contributions, levies, withholdings or liabilities, whether direct or indirect, whenever created or imposed and whether of Hong Kong, the PRC, the Cayman Islands, India or any parts of the world, including property tax, profits tax, interest tax, land use tax, stamp duty, salaries tax and other similar liabilities or contributions, and generally any tax, duty, impost, levy or rate or any amount payable to the revenue, customs or fiscal authorities whether of Hong Kong, the PRC, the Cayman Islands, India or any parts of the world;

(b)	any taxation or similar payment which is required to be paid, withheld or deducted at source on account of tax or otherwise; and

(c)	any penalty, fine, surcharge, interest, charges or costs payable in connection with any Taxation within subparagraph (a) or (b) above, including any penalty in connection with any failure to report any income paid to individuals or related parties and/or any failure to inform chargeability (irrespective of whether any tax would be payable by any Target Group Company);

“Tax Authority” means any Authority responsible for Tax in the relevant jurisdictions including but not limited to Hong Kong, PRC, India, the British Virgin Islands and the Cayman Islands;

“Tax Claim” means a Claim in respect of Clause 9.6.2, the Warranties in paragraph 4.4 and 7 of Schedule 5Error! Reference source not found. and under the Tax Indemnity Deed;

“Tax Indemnity Deed” means the deed of tax indemnity to be executed by the Vendor in favour of Sasken and the Purchaser (for itself and on behalf of its subsidiaries from time to time), substantially in form set out in Schedule 10 or in such other form as the Purchaser may agree;

“Third Parties Act” means the Contracts (Rights of Third Parties) Act 2001 of the laws of Singapore;

“Third Party Claim” has the meaning given to it in Clause 10.7;

“Title or Capacity Warranties” means the Vendor’s Warranties at paragraph 1, paragraph 1A, paragraph Error! Reference source not found. and paragraph 2.7 of Schedule 5;

“Transaction” means the transactions contemplated under by the Transaction Documents;

“Transaction Documents” means this Agreement, the Tax Indemnity Deed and the Non-Competition Deeds, the documents referred to in Schedule 6, the Disclosure Letter and any other documents in connection with any of the aforesaid documents;

“Upfront Amount” has the meaning given to it in Clause 3.3;

“US$” means the lawful currency of the United States of America;

“Warranties” means the representations, warranties and undertakings given by the Vendor as set out in Schedule 5 and “Warranty” means any one of them;

“Withheld Amount For Tax” means US$ 2,110,000, being the aggregate of (i) the agreed estimated amount for the Taxes which the Vendor shall be liable for paying pursuant to Bulletin No 7 in respect of the sale of the Bholding Sale Share (ii) the agreed buffer for any Costs that may be incurred by the Purchaser as contemplated under Clause 9.7.3;

“Working Capital” means the aggregate value, at the relevant time, of:

(a)	the current assets of the Target Group Companies including the trade receivables, inventories, prepaid and other assets, and excluding, for the avoidance of doubt, any Cash and any intercompany balances between the Target Group Companies; minus

(b)	the current liabilities of the Target Group Companies including the trade payables and accruals, excluding, for the avoidance of doubt, any Debt and any intercompany balances between the Target Group Companies.

1.2	Modification, etc. of Legislation

Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date of this Agreement) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to Sections of consolidating legislation shall, wherever necessary or appropriate in the context, be construed as including references to the Sections of the previous legislation from which the consolidating legislation has been prepared.

1.3	Clauses, Schedules, etc.

References in this Agreement to Clauses, Recitals, Schedules and Exhibits are to clauses in, recitals and schedules to, and exhibits of this Agreement (unless the context otherwise requires). The Recitals and Schedules to and Exhibits of this Agreement shall be deemed to form part of this Agreement.

1.4	Headings

Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Subsidiary, Wholly Owned Subsidiary, Holding Company and Undertakings

In this Agreement, the expressions “subsidiary”, “wholly owned subsidiary”, “subsidiary undertaking”, “holding company”, and “parent undertaking” shall have the same meanings as their respective definitions in the Companies Act or under Applicable Laws of relevant jurisdictions, as the context may require.

1.6	Persons

References to “persons” shall include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality).

1.7	Writing

References to “writing” or “written” shall include any methods of producing or reproducing words in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail.

1.8	Gender

Reference to one gender (including the neuter) shall include all genders and the singular number shall include the plural and vice versa.

1.9	Time

Any reference to a time of a day is to Hong Kong time or unless expressly indicated otherwise.

1.10	Transaction Document

Unless a contrary indication appears, any reference in this Agreement to a “Transaction Document” or any other agreement or instrument is a reference to that Transaction Document or other agreement or instrument as amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerously) or replaced.

1.11	Knowledge of the Vendor

Where any statement is to the effect that the Vendor is not aware of any matter or circumstance or is a statement qualified by the expression “so far as the Vendor is aware”, “to the best knowledge of the Vendor” or any similar expression, that statement shall be deemed to refer to the knowledge of the Vendor and shall include a further statement that it, has made due and reasonable enquiries, where appropriate in the circumstances to do so.

1.12	Business Day

Where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day.

1.13	Construction of Certain References

1.13.1	In construing this Agreement:

(a)	the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(c)	unless otherwise specified, references to days, months and years are to calendar days, calendar months and calendar years, respectively;

(d)	reference to any document includes an amendment or supplement to, or replacement or novation of, that document, but disregarding any amendment, supplement, replacement, or novation made in breach of this Agreement and/or that document;

(e)	reference to an “amendment” includes a supplement, modification, novation, replacement, or re-enactment and “amended” is to be construed accordingly;

(f)	the expression “agreed form” in relation to any document shall mean the document in such form and substance as agreed between the Vendor and the Purchaser, and initialled for the purpose of identification, by each of them;

(g)	the words “directly” or “indirectly” includes directly or indirectly through one or more intermediary Persons or through contractual or other legal arrangements, and “direct” or “indirect” have the correlative meanings.

1.13.2	This Agreement may not be construed adversely to a Party only because that Party was responsible for preparing it.

2.	Sale and Purchase

2.1	Sale and Purchase of the Bholding Sale Share

Subject to the terms and conditions of this Agreement, the Vendor shall sell, and the Purchaser shall purchase or procure its Affiliate to purchase, free from all Encumbrances, the Bholding Sale Share together with all rights attaching or accruing (or may in the future attach) to it on and after the Completion Date, including, without limitation, the right to receive all dividends, distributions and interest or any return of capital declared, made or paid on or after the Completion Date.

2.2	Actions on Execution Date

2.2.1	On the Execution Date, the Vendor shall deliver to the Purchaser one (1) certified true copy of the minutes of board/committee meetings (or other relevant governing body of the Vendor) approving the execution, delivery, and performance by it of the Transaction Documents.

2.2.2	On the Execution Date, the Purchaser shall deliver to the Vendor, one (1) certified true copy of the resolution of its board of directors approving the execution, delivery, and performance by it of the Transaction Documents.

3.	Consideration

3.1	Consideration

3.1.1	Subject to adjustments set out in Clause 7, the initial aggregate consideration for the sale and purchase of the Bholding Sale Share shall be US$40,000,000 (the “Initial Aggregate Consideration”). The Initial Aggregate Consideration for respective Target Group Companies is as follows:

Target Group Companies	Initial Aggregate Consideration (in US$ million)
Bholding	0.2
BTHK	5.0
BIN	9.8
New PRC Entity	25.0
Total	40.0

3.1.2	Out of such Initial Aggregate Consideration, subject to Completion, US$2,500,000 will be allocated for the existing Employee Retention Bonus obligations to be paid subject to the terms and conditions of Clause 8.

3.2	Determination of the Estimated Working Capital Amount and the Estimated Net Cash Amount

No later than five (5) Business Days prior to the Completion Date, the Vendor shall prepare and deliver to the Purchaser a certificate in writing in the form set out in Part B of Schedule 8 setting out:

3.2.1	the Vendor’s good faith estimate of the Working Capital amount as of the Completion Date, to be determined in accordance with Applicable GAAP (the “Estimated Working Capital Amount”); and

3.2.2	the Vendor’s good faith estimate of an amount (which may be a positive or a negative number) equal to the aggregate amount of the Cash as of the Completion Date less the aggregate amount of the Debt as at the Completion Date, to be determined in accordance with Applicable GAAP (the “Estimated Net Cash Amount”).

3.3	Upfront Amount

3.3.1	The Purchaser shall, subject to compliance by the Vendor of its obligations under Clause 6.2, pay or cause to be paid to the Vendor, by transfer of funds to the Designated Account (or in such other manner as the Purchaser and the Vendor may agree) an amount (the “Upfront Amount”) calculated in accordance with the following formula:

A = B – C – D – E – F – G

Where:

“A”	is the Upfront Amount;

“B”	is the Initial Aggregate Consideration;

“C”	(if the Retained Cash exceeds the Estimated Net Cash) is the sum calculated as equal to the amount, if any, by which Retained Cash exceeds the Estimated Net Cash;

For illustrative purposes only:

Retained Cash = US$1.5M, Estimated Net Cash = US$1.0M, then C = US$1.5M - US$1.0M = US$0.5M.

“D”	is the Withheld Amount For Tax, including without limitation the amount applicable in India and the PRC; [Note: This is relating to the Bulletin No. 7 tax in the PRC. An amount would be withheld from the Upfront Amount upon completion, and will be released subject to Clause 9.7]

“E”	is the Employee Retention Bonus

“F”	is the Earn-out Amount; and

“G”	is the Qualcomm royalty payable by Bholding for the period 1 January 2025 to 31 March 2025 (estimated to be US$350,000).

3.3.2	Subject to Completion having occurred pursuant to Clause 6, within seventy-two (72) hours after Completion, the Purchaser shall take reasonable steps to initiate the payment process with the bank to wire the Upfront Amount to the Designated Account. The Purchaser shall confirm to the Vendor thereafter and provide the proof of payment as soon as practicable. The Vendor shall promptly confirm receipt of payment.

3.4	Post-Completion Adjustment

3.4.1	After Completion, the Parties agree to comply with their respective obligations under Schedule 8 in respect of the preparation of the Completion Accounts and to agree and/or determine the Actual Net Cash Amount and the Actual Working Capital Amount.

3.4.2	After Completion, and after the Completion Accounts and the Statement are agreed or determined in accordance with the provisions of Clause 3.4.1 and Schedule 8, if the Actual Net Cash Amount is less than the Estimated Net Cash Amount, the Vendor shall pay or cause to be paid to the Purchaser an amount equal to such shortfall within seven (7) Business Days of the Completion Accounts Determination Date. The Vendor confirms that there is no withholding Tax in the PRC and the Vendor shall provide supporting documents to the Purchaser if any withholding amount for PRC tax purposes is necessary.

3.4.3	After Completion, and after the Completion Accounts and the Statement are agreed or determined in accordance with the provisions of Clause 3.4.1 and Schedule 8, if the Actual Working Capital Amount is less than the Estimated Working Capital Amount, the Vendor shall pay or cause to be paid to the Purchaser an amount equal to such shortfall within seven (7) Business Days of the Completion Accounts Determination Date.

3.4.4	The failure of the Vendor to pay the aforementioned shortfall amount within thirty (30) days from the above stipulated time limit shall result in the forfeiture of the Earn-out Amount.

3.5	Payments to the Designated Account

3.5.1	The Vendor hereby directs that payments payable by the Purchaser to the Vendor under this Agreement shall be paid to the Vendor in accordance with Clause 3. The Vendor hereby agrees and acknowledges that any such payment made to the Vendor by the Purchaser shall be duly acknowledged and deemed to be satisfactory discharge of the Purchaser’s payment obligations towards the Vendor.

3.5.2	In respect of the amount payable by the Purchaser to the Vendor pursuant to the provisions of this Agreement, the Purchaser paying or causing to be paid by transfer of funds to the Designated Account (or in such other manner as the Purchaser and the Vendor may agree) shall be good and complete discharge of the Purchaser’s obligation under this Agreement for the particular amount paid, and the Purchaser shall not be answerable for loss or misapplication of any portion of such amount.

3.6	Payments subject to taxes, deductions, duties, levies and withholdings

Any amount payable by the Purchaser to the Vendor pursuant to the provisions of this Agreement is subject to Tax, including but not limited to taxes, deductions, duties, levies and withholdings. For the avoidance of doubt, each party shall be responsible for their respective portion of Tax liabilities.

4.	Conditions

4.1	Conditions Precedent

[OMITTED***]

4.2	Responsibility for Satisfaction

The Vendor shall use its reasonable endeavours to ensure the satisfaction of the Conditions (other than the Conditions set out in Clause 4.1.22) as soon as possible after the date of this Agreement but in any event no later than the Long Stop Date and shall provide evidence satisfactory to the Purchaser proving the satisfaction of each such Condition.

4.3	Non-Satisfaction or Waiver

4.3.1	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally any of the Conditions set out in Clause 4.1 by notice in writing to the Vendor.

4.3.2	If the Conditions are not satisfied or waived on or before the Long Stop Date, this Agreement shall automatically lapse, provided however that (a) the Surviving Provisions shall continue in force following the lapse of this Agreement; and (b) the lapse of this Agreement shall be without prejudice to the rights and liabilities of any Party accrued prior to such lapse. In all other such circumstances, the Agreement shall, save for the Surviving Provisions, lapse without liability to any Party.

5.	Actions Pending Completion

5.1	Vendor’s General Obligations

Except to the extent that its compliance is waived by the Purchaser in writing and subject to the provisions of this Agreement and the Transaction Documents, the Vendor shall procure that pending Completion:

5.1.1	each of the Target Group Companies shall carry on its Business and each of its management shall conduct the Business of each of the Target Group Companies in the ordinary course so as to maintain that Business as a going concern;

5.1.2	each of the Target Group Companies shall conduct its Business and the management shall conduct the Business of each of the Target Group Companies in compliance with all applicable legal, regulatory and administrative requirements in any jurisdiction in which each of the Target Group Companies operates;

5.1.3	upon reasonable notice to and subject to the consent of the Vendor (such consent not to be unreasonably withheld or delayed), the Purchaser and its directors, key managerial personnel, officers, employees, consultants, advisers, contractors and agents, with appropriate supervision and guidance from the Target Group Companies. shall be allowed access during normal business hours to (a) the books and records of each of the Target Group Companies, including, without limitation, the statutory books and records, minutes of the board and its committee meetings, statutory registers, leases, licences, contracts, details of receivables, Tax records, contracts and customer and supplier lists in the possession or control of any of the Target Group Companies and/or its key management which relate to the Business, together with the right to take copies thereof; and (b) the management and premises used by any Target Group Company and/or its management;

5.1.4	each Target Group Company shall take all reasonable steps to preserve the assets and Business of each Target Group Company (including, without limitation, the Intellectual Properties and the goodwill of the Business) and maintain adequate insurance coverage as may be required to cover business requirements and/or pursuant to contracts executed by the Target Group Companies; and

5.1.5	each Target Group Company shall promptly notify the Purchaser and provide copies to the Purchaser of any correspondence with the Authorities.

5.2	Restrictions on the Vendor

Pending Completion, the Vendor undertakes to the Purchaser that except to the extent that its compliance is waived by the Purchaser in writing and subject to the provisions of this Agreement and the Transaction Documents:

5.2.1	it shall not, and shall procure its management not to, take any action or cause any omission pending Completion (a) that is adverse to the relationship of any Target Group Company and/ with its customers, suppliers, lessor(s), licensor(s) or other business associate; or (b) that causes any customer, supplier, lessor, licensor or other business associate of any Target Group to terminate or adversely amend their existing contractual arrangement with any Target Group Company;

5.2.2	it shall, so far as is reasonably practicable, consult with, and shall cause each Target Group Company, and its management to consult with, the Purchaser with respect to any action which is reasonably likely to affect the Business; and it shall provide, and shall cause the Target Group Companies and its management to provide to the Purchaser such information as it may request for this purpose;

5.2.3	it shall not pass or cause to be passed, any resolution of the shareholders or the board of directors / any other relevant governing body (or any committees of the board of directors / any other relevant governing body) of the relevant Target Group Companies that is inconsistent with any provision of this Agreement.

5.3	Restrictions on the Target Group Companies

Without prejudice to the generality of Clause 5.1 and 5.2 but subject to the provisions of this Agreement and the Transaction Documents, the Vendor shall procure that each of the Target Group Companies shall, so far as is reasonably practicable, confer with the Purchaser in relation to all material matters concerning the management of the Target Group Companies and the operation of the Business in the period between the date of this Agreement and Completion, and during such period shall procure that each of the Target Group Companies shall not as from the date of this Agreement, except as may be required to give effect to and comply with this Agreement and the other Transaction Documents, without the prior written consent of the Purchaser (who shall act in good faith and shall not unreasonably withhold or delay such consent):

5.3.1	issue or agree to create or issue any share, warrant or other securities or loan capital or grant or agree to grant any option over or right to acquire or convert into any share or loan capital, reduce or redeem any of its share or registered capital or otherwise take any action which might result in the Purchaser acquiring on Completion a percentage interest in a Target Group Company lower than that contemplated in this Agreement;

5.3.2	consolidate, sub-divide, convert and/or cancel or vary the rights of any of its authorised or issued share capital;

5.3.3	whether directly or indirectly, create any fixed or floating charge, lien or other Encumbrance over the whole or any part of its issued shares, securities and/or properties and assets;

5.3.4	alter its memorandum and articles of association (or equivalent constitutional documents);

5.3.5	change or enter into agreement to change the composition of its board of directors or governing body other than as a result of death or;

5.3.6	purchase or redeem any share or provide financial assistance for any such purchase;

5.3.7	make any change in the nature, scope or organisation of its Business or dispose of the whole of its business undertaking or property or a substantial part thereof;

5.3.8	make change in the name of the Target Group Companies or change the residence of the Target Group Companies for Tax purposes;

5.3.9	acquire or form any subsidiary or acquire any shares or make any capital investment in any person or acquire the whole or any substantial part of the business undertaking, assets or business of any other person or enter into any joint venture or partnership with any other person;

5.3.10	acquire or take any option or right of pre-emption in respect of any material asset or any interest therein or sell, transfer or otherwise dispose of any assets of whatsoever nature except in the ordinary course of business and for a fair consideration;

5.3.11	purchase, lease or assume possession of any real property or grant any lease or third party right in respect of any of the real property currently held;

5.3.12	permit any of the Intellectual Property rights, their licences, permits, approvals granted by Authority to lapse or creation of any Encumbrance in relation to the same or do anything which would cancel or make any of those licences, permits, or approvals void or invalid;

5.3.13	enter into any contract or incur any commitment involving any capital expenditure;

5.3.14	incur any commitment which is not capable of being terminated without compensation at any time within three months’ notice or less or which is not in the ordinary and usual course of Business;

5.3.15	incur any borrowings or incur any indebtedness;

5.3.16	save as required by Applicable Law or as required in accordance with the terms of the relevant employment contracts, make any amendment to the terms and conditions of employment (including, without limitation, remuneration, pension and other benefits) of any employee, provide or agree to provide any gratuitous payment or benefit to any such person or any of their dependents, or dismiss any employee (save for good reasons on account of the acts or omission of the employee) or engage or appoint any additional employee;

5.3.17	adopt or amend the terms of the employee stock option plan or any other similar plan under such plan by the Target Group Companies;

5.3.18	acquire or agree to acquire or dispose of or agree to dispose of, transfer or otherwise deal with any asset (including without limitation any Intellectual Property);

5.3.19	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over the assets or undertaking of any of the relevant Target Group Company;

5.3.20	enter into or amend any insurance contract (except for renewals on terms substantially similar to the insurance contract in force as at the date of this Agreement), fail to notify any insurance claim in accordance with the provisions of the relevant insurance policy or settle any such claim below the amount claimed;

5.3.21	acquire or agree to acquire any share, shares or loan capital or other security or equity of any kind in any person;

5.3.22	declare, authorise, make or pay any dividend or other distribution to shareholders (whether in cash, stock or in kind);

5.3.23	make any change to the accounting practices or policies of any of the relevant Target Group Company;

5.3.24	appoint or make any change in the Target Group Company’s statutory auditor;

5.3.25	commence any litigation or arbitration proceedings or comprise or settle any litigation or arbitration proceedings or any action, demand or dispute or waive a right in relation to litigation or arbitration proceedings;

5.3.26	make or agree to make any payment other than in the ordinary course of business;

5.3.27	pass any shareholder or board resolution for the winding-up or for the appointment of an administrator, administrative receive, receive, liquidator or similar in respect of any Target Group Company, or the increase or reduction of the share or registered capital of any Target Group Company;

5.3.28	release, discharge or compound any liability or claim;

5.3.29	any decision with regard to the listing of the shares of each of the Target Group Company;

5.3.30	make or agree to make any payment to the Vendor or any of its Affiliates or Related Parties;

5.3.31	enter into, amend or terminate any contract or arrangement with any Related Party of any Target Group Company; or

5.3.32	destroy or otherwise dispose of any books, records, documents, including without limitation, the statutory books and records, minutes of the board and committee meetings, statutory registers, leases, licences, contracts, details of receivables, Tax records, contracts and customer and supplier lists in the possession or control of any of the Target Group Companies and/or its key management which relate to the Business.

5.4	Restructuring

Prior to Completion, the Vendor shall procure completion of the following steps of the restructuring (the “Restructuring”):

5.4.1	Formation of the new PRC Entity: The New PRC Entity shall have been duly established in the PRC which will be wholly owned by Bholding;

5.4.2	Disposal of existing entities: Bholding shall have duly disposed of all interests (equity or otherwise) in the Excluded Bholding Subsidiaries;

5.4.3	Asset transfer in the PRC: The PRC Assets shall be duly transferred from the Existing PRC Entities to the New PRC Entity including the United States registered patents effective at the Completion Date.

5.4.4	Asset transfer in Hong Kong: The Hong Kong Assets shall have been transferred from BHK to BTHK as of the Completion Date; and

5.4.5	Contract transfer from Bholding to BTHK: All existing commercial contracts entered into by Bholding shall have been duly transferred from Bholding to BTHK effective as of the Completion Date.

5.5	Employment

5.5.1	Prior to Completion, the Vendor shall use its best efforts to procure all the Relevant PRC Employees to terminate their current employment relationship with the relevant Existing PRC Entity or any third parties and to execute employment agreements with the New PRC Entity in form and substance satisfactory to the Purchaser that will become effective as of the Completion Date.

5.5.2	The Vendor shall provide evidence to the Purchaser showing that each Relevant PRC Employee will be covered by the employees compensation insurance maintained by the New PRC Entity as required by the PRC regulations as of the Completion Date.

5.6	Scope of restrictions

The Vendor confirms and agrees that the restrictions in this Clause 5 shall also apply to each other entity that is involved in the Business, as if any reference to “Target Group Company” in this Clause is also a reference to such other entity, in the event that violation of the restrictions will have an impact on the Target Group Companies.

6.	Completion

6.1	Date and Place

Completion shall take place on the Completion Date, when all (but not some only) of the events described in this Clause 6 shall occur.

6.2	Vendor’s Obligations

At Completion, the Vendor shall deliver to the Purchaser (each in form and substance satisfactory to the Purchaser) the items and documents set out in Schedule 6 and comply with its obligations under Clause 3.3.2.

6.3	Purchaser’s Obligations

At Completion, the Purchaser shall deliver to the Vendor (each in form and substance satisfactory to the Vendor) the items and documents set out in Schedule 6, against compliance by the Vendor of its obligation to deliver the items and documents pursuant to the provisions of Clause 6.2, and the Purchaser shall comply with its obligations under Clause 3.3.2.

6.4	Right to Terminate

If the foregoing provisions of this Clause 6 are not fully complied with by the Vendor by or on the Completion Date, the Purchaser shall be entitled (in addition to and without prejudice to all other rights or remedies available to the Purchaser including the right to claim damages) by written notice to the Vendor served on such date to:

6.4.1	effect Completion so far as practicable having regard to the defaults which have occurred;

6.4.2	fix a new date for Completion (being a date no later than five (5) Business Days after the agreed date for Completion), in which case the foregoing provisions of this Clause 6.4 shall apply to Completion as so deferred; or

6.4.3	elect to terminate this Agreement, whereupon all rights and obligations of the Parties shall cease to have effect, provided however that (i) the Surviving Provisions shall continue in force following the termination of this Agreement; and (ii) the termination of this Agreement shall be without prejudice to other rights and liabilities accrued prior to such termination.

7.	Earn-out Amounts and adjustments thereto

[OMITTED***]

8.	Employee Retention Bonus

[OMITTED***]

9.	Warranties, Indemnities and Undertakings

9.1	True and Accurate

The Vendor represents, warrants and undertakes to and with the Purchaser that, subject to and/or qualified by the matters fully, fairly and specifically disclosed in the Disclosure Letter and/or the provisions of this Agreement as specifically set out in the Warranties:

9.1.1	each Warranty is true and accurate in all respects and not misleading in any respect as at the date of this Agreement; and

9.1.2	each Warranty shall be true and accurate in all respects and not misleading in any respect as at Completion as if they had been given again at Completion.

Notwithstanding anything to the contrary contained in this Agreement, the Disclosure Letter shall not qualify any Title or Capacity Warranties or limit the liability pertaining to any Title or Capacity Warranties.

9.2	Reliance

The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and has been induced by them to enter into this Agreement.

9.3	Separate and Independent

Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

9.4	Purchaser’s Knowledge

No information relating to the Target Group Companies or the Vendor of which the Purchaser or any of its Affiliates and Related Parties or their respective directors, officers, employees, agents, representatives or advisors has knowledge (actual or constructive) and no investigation by or on behalf of the aforesaid persons or the conduct of due diligence by the Purchaser or any of its Affiliates and Related Parties or their respective directors, officers, employees, agents, representatives or advisors in connection with the transactions contemplated under the Transaction Documents, shall prejudice any claim made by the Purchaser under the Warranties or any other provision of any Transaction Document or operate to reduce any amount recoverable.

9.5	Act or Omission

The Vendor shall procure that (save only as may be necessary to give effect to this Agreement or with the prior written consent or at the written request of the Purchaser) neither it nor any Target Group Company or any other entity involved in the Business as set in Schedule 3 shall do, allow or procure any act or omission before Completion which would be likely to constitute a breach of any of the Warranties in any material respect if they were given at or any time prior to Completion or which would make any of the Warranties untrue, inaccurate or misleading if they were so given.

9.6	Indemnity

9.6.1	The Vendor covenants and undertakes to and with the Purchaser, its Affiliates and their respective directors, officers, employees, advisors, agents, representatives, successors and permitted assigns and each of the Target Group Companies (each an “Indemnified Person”) to indemnify and hold harmless the Indemnified Persons from and against any and all Costs which they may at any time and from time to time sustain, incur or suffer as a result of or arising from:

(a)	any breach of any of the Warranties;

(b)	any breach or non-fulfilment of any covenant or obligation to be performed by the Vendor under this Agreement or any other Transaction Document; or

(c)	any fraud, wilful misconduct and/or gross negligence by the Vendor and/or by any of the Target Group Companies, in relation to the Business and/ or the transactions contemplated under this Agreement or any other Transaction Document.

9.6.2	[OMITTED***]

9.6.3	This Clause 9.6 may, with the prior written consent of the Purchaser, be enforced by each Indemnified Person against any Vendor under Applicable Law. The provisions of this Clause 9.6 may be varied or terminated by agreement between the Vendor and the Purchaser (and the Purchaser may also release or compromise in whole or in part any liability in respect of rights contemplated by this Clause 9.6) without the consent of any other Indemnified Person.

9.7	Tax

9.7.1	The Vendor shall be liable for all Taxes which may be payable by any of them and the Target Group Companies (including without limitation any capital gains tax or corporate income tax (as applicable)) in respect of the Restructuring and/or the transfer of the Cayman Assets, the Hong Kong Assets, the PRC Assets, and the India Assets, and the sale of the Bholding Sale Share, whether such Taxes are incurred before or after Completion.

9.7.2	Without prejudice to the generality of the provisions of Clause 9.7.1, the Parties agree that the Withheld Amount For Tax shall be transferred to an escrow bank account based in Singapore to be jointly operated by Vendor and the Purchaser (“Escrow Account”), within a reasonable period from the Completion Date. Pursuant to final determination of the Tax from the Tax Authority, the Vendor may utilize the Withheld Amount For Tax in respect of the payment of Taxes that the Vendor shall be liable for paying pursuant to Bulletin No. 7 directly to the Tax Authority in respect of the sale of the Bholding Sale Share:

(a)	the Vendor undertakes to prepare, at their own costs, the filing materials required under the Bulletin No. 7 and the Bulletin No. 7 tax exemption application materials (including for the New PRC Entity) and provide such materials to the Purchaser for its review and approval at least seven days before the date of submission to the Tax Authority and to consider in good faith any changes to such materials requested by the Purchaser;

(b)	the Vendor shall file the materials required under Bulletin No. 7 and the exemption application, including for the New PRC Entity, (the “Bulletin No. 7 Submission”) with the relevant Tax Authority as soon as practicable after the date of this Agreement, and in any event no later than the date falling ten (10) Business Days after the date of this Agreement (and the date of the filing of the Bulletin No. 7 Submission in the presence of the Purchaser’s Representative, the “Bulletin No. 7 Submission Date”);

(c)	to the extent possible, the Vendor shall seek a receipt of the filing of the Bulletin No. 7 Submission or evidence that the Bulletin No. 7 Submission has been filed (such as a copy of the stamped Bulletin No. 7 Submission) from the relevant Tax Authority and shall provide a copy of such receipt or evidence to the Purchaser’s Representative (if available). The Vendor shall also provide all documentation in relation to the Bulletin No. 7 Submission, including but not limited to the full submission package, tax returns filed and affixed by the in-charge tax authority, acknowledgment receipts and relevant correspondences with the in-charge tax authority, bank-in slips, and payment receipts and certificates, to the extent applicable;

(d)	to the extent that any Tax on the indirect sale of the Target Group Companies established in the PRC is payable, the Vendor shall pay such Tax within the prescribed time period, and the Vendor shall, within three (3) Business Days of making such payment, provide to the Purchaser evidence of such payment. If the Vendor receives evidence from the relevant Tax Authority’s bank that the payment has been received, the Vendor shall within three (3) Business Days provide the Purchaser with a copy of such evidence;

(e)	if no such Tax is due and payable and if any written confirmation to this effect is received from the Tax Authority, the Vendor shall provide such written confirmation from the Tax Authority within three (3) Business Days of the receipt of the written confirmation from the Tax Authority;

(f)	the Vendor shall be solely responsible to provide all information, documents, responses required by the relevant Tax Authority and in liaising, making enquiries and final closure with the relevant Tax Authority.

9.7.3	If the Vendor fails to comply with the provisions of Clause 9.7.2(d), the Purchaser may elect to (i) pay or cause to be paid any part or all of the Withheld Amount For Tax to the relevant Tax Authority and/or (ii) be compensated for any Costs (if any) incurred by the Purchaser in connection with such failure by deducting such amount of penalty and costs from the Withheld Amount For Tax, and such payment and deduction (if applicable) shall be good and complete discharge of the Purchaser’s obligation towards the Vendor with respect to the payment of the Initial Aggregate Consideration in the same amount. The Purchaser shall pay or cause to be paid to the Vendor by transfer of funds from the Escrow Account any balance of the Withheld Amount For Tax after deducting the aforesaid payment and/or compensation within 10 Business Days of the payment to the relevant Tax Authority. Further, in the case of payment to the relevant Tax Authority exceeding the Withheld Amount For Tax which is made by the Purchaser on demand from the relevant Tax Authority, the Vendor shall reimburse the same to the Purchaser within next 7 (seven) Business Days from the date of intimation to the Vendor.

9.7.4	Without prejudice to Clause 9.7.3, the Purchaser shall pay or cause to be paid to the Vendor by transfer of funds from the Escrow Account the Withheld Amount For Tax as follows:

(a)	if the Tax Authority confirms that Tax is payable under Bulletin No. 7 or other Applicable Law, and the Vendor shall have paid such Tax to the Tax Authority in full and shall have provided evidence of such payment to the Purchaser. The Vendor shall seek approval from the Purchaser for transfer of the balance funds from the Withheld Amount For Tax, if any, by providing of evidence of discharge of all liabilities from the Tax Authority to the Purchaser’s satisfaction; or

(b)	if the Tax Authority confirms that no Tax is payable under Bulletin No. 7 or other Applicable Law, and the Vendor shall have provided evidence of such confirmation to the Purchaser, the Withheld Amount For Tax shall be released within 10 Business Days of receipt of the evidence of such confirmation to the Purchaser’s satisfaction, provided that there are no other dues payable to the Purchaser; or

(c)	if the relevant Tax Authority does not provide any feedback from the Bulletin No. 7 Submission Date by 31 March 2026, the Parties shall discuss in good faith and agree on the time period for release of the Withheld Amount For Tax from the Escrow Account.

10.	Limitation of Vendor’s Liability and Conduct of Claims

10.1	Notification of Potential Claims

If the Purchaser becomes aware of any matter or circumstance that may give rise to a Purchaser Claim, the Vendor shall not be liable in respect of it unless the Purchaser gives notice thereof to the Vendor within 45 Business Days of becoming aware of such matter or circumstance, setting out in reasonable details such information as is available to the Purchaser as is reasonably necessary to enable the Vendor to assess such matter or circumstance.

10.2	Time Limitation for Purchaser Claims

Without prejudice to Clause 10.1, the Vendor shall not be liable under this Agreement or any other Transaction Document in respect of any Purchaser Claim unless a notice of the Purchaser Claim is given by the Purchaser to the Vendor specifying the matters set out in Clause 10.1, by

(a)	in respect of all Purchaser Claims other than a claim for breach of Title or Capacity Warranties and a Tax Claim, the date falling no later than 36 months after the Completion Date;

(b)	in respect of a Claim for breach of Tax Claim, the date falling no later than seven years from the Completion Date; and

(c)	in respect of a Claim for breach of Title or Capacity Warranties, there shall be no time limit as to when such a Claim can be brought.

The time limits specified in this Clause 10.2 shall have no effect on any notice of Purchaser Claim made prior to such expiration.

10.3	Commencement of Proceedings

The liability of the Vendor in relation to any Purchaser Claim shall absolutely cease and terminate (if such Purchaser Claim has not been previously satisfied, settled or withdrawn) unless arbitral proceedings in respect of such Purchaser Claim shall have been commenced in each case, within 12 months of the service of the notice of such Purchaser Claim given to the Vendor under Clause 10.1 and, for this purpose, proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Vendor.

10.4	Individual Minimum Purchaser Claims

The Vendor shall not be liable under any Transaction Document, in respect of any individual Purchaser Claim (or a series of Purchaser Claims arising from substantially identical facts or circumstances) unless and until the liability in respect of any such Purchaser Claim or series of such Purchaser Claims exceeds US$10,000, in which case the Vendor shall be liable for the entire amount of such Purchaser Claim or Purchaser Claims and not just the excess.

10.5	Claims Bucket

The Vendor shall not be liable under this Agreement or any other Transaction Document in respect of any Purchaser Claim or Purchaser Claims unless and until the aggregate amount of the Vendor’s liability in respect of any Purchaser Claim or Purchaser Claims exceeds US$50,000, in which case the Vendor shall be liable for the entire amount of such Purchaser Claim or Purchaser Claims and not just the excess.

10.6	Maximum Liability

Subject to Clause 10.13, the maximum aggregate liability of the Vendor (including any costs, expenses and other liabilities) in respect of all Purchaser Claims shall be limited to 100% of the consideration paid by the Purchaser hereunder.

10.7	Conduct of Third Party Claims

If the matter or circumstance that may give rise to a Purchaser Claim is a result of or in connection with a claim by or liability to a third party, including any Authority or any Tax Authority (a “Third Party Claim”) then the Purchaser shall:

(a)	as soon as reasonably practicable, give written notice of the Third Party Claim to the Vendor specifying in reasonable detail the material aspects of the Third Party Claim upon becoming aware of such Third Party Claim;

(b)	provide to the Vendor and its advisers reasonable access to premises and personnel and to relevant assets, documents and books and records within the power or control of the Target Group Companies or the Purchaser for the purposes of investigating the matter and enabling the Vendor to take the action referred to in Clause 10.7(f);

(c)	permit the Vendor (at its own cost) to take copies of the documents or books and records referred to in Clause 10.7(b);

(d)	not cease to defend the Third Party Claim or make any admissions of liability in relation to such Third Party Claim and ensure that the Third Party Claim shall not be compromised, disposed of or settled without the Vendor’s prior written consent (such consent not to be unreasonably withheld or delayed);

(e)	keep the Vendor reasonably informed as to the progress of any such Third Party Claim and the defence of any Third Party Claim and provide the Vendor with copies of all correspondence relating to such claim within ten (10) Business Days of receiving or sending such correspondence and otherwise keep the Vendor reasonably informed of the progress of such Third Party Claim;

(f)	consult with the Vendor and take such action as the Vendor may reasonably request to avoid, resist, dispute, appeal, compromise, remedy or defend the Third Party Claim on the basis that the Vendor shall indemnify the Purchaser on demand against all reasonable costs and expenses incurred as a result of actions taken at the request of the Vendor; and

(g)	allow the Vendor, at its own cost, to take over the conduct of the Third Party Claim, if agreed by the Purchaser.

10.8	Matters Arising Subsequent to Completion

The Vendor shall not be liable under this Agreement or any other Transaction Document in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses or Purchaser Claims that arise, to the extent that the same would not have occurred but for any:

(a)	matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or any other Transaction Document, or otherwise at the written request or with the written approval of the Purchaser or its Affiliate on or after Completion;

(b)	act, omission or transaction of the Purchaser or its Affiliate, directors, officers, employees or agents or successors in title, on or after the Completion unless such act, omission or transaction (i) arose from conduct of or any request or directions given by the Vendor prior to Completion which gives rise to a liability after Completion and/or (ii) was necessary or desirable for the purpose of remedying or complying with Applicable Laws for breaches prior to Completion;

(c)	fraud, bad faith or wilful misconduct of the Purchaser or its Affiliate;

(d)	admission or liability, agreement, settlement or compromise with any third party made after Completion by the Purchaser or a director, employee, agent or Affiliate of the Purchaser, in each case without the Vendor’s prior written consent;

(e)	failure by the Purchaser to take any reasonable action capable of being taken by the Purchaser to avoid or mitigate any Losses;

(f)	change in accounting or Tax policy, bases or practice of the Purchaser or any of the Target Group Companies introduced or having effect after Completion;

(g)	passing of, or change in, after Completion any Applicable Law, rule, regulation, standard, code, guidance note, policy or administrative practice of any Authority including any increase in the rates of Tax or any imposition of Tax or any withdrawal of relief from Tax not actually (or prospectively) in effect at Completion; and

(h)	change after Completion of any generally accepted interpretation or application of any Applicable Law, rule, regulation, standard, code, guidance note or jurisprudence.

10.9	Mitigation of Losses

The Purchaser shall procure that reasonable steps capable of being taken by it are taken by it to avoid or mitigate any Purchaser Claims or any Losses which in the absence of mitigation might give rise to or increase a liability of the Vendor in respect of any Purchaser Claim.

10.10	Sums Recovered from Third Parties

10.10.1	The Vendor shall not be liable in respect of any Purchaser Claim if and to the extent that the Loss to which the Purchaser Claim relates has otherwise been made good or has otherwise been compensated for in full without loss to the Purchaser.

10.10.2	Any amount recovered by the Purchaser or any of the Target Group Companies (less any reasonable out of pocket expenses incurred in recovering the amount) from a third party will reduce the amount of the Purchaser Claim by an equivalent amount.

10.11	No Double Recovery

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement or restitution more than once in respect of any one shortfall, Loss, damage, deficiency, breach or other set of circumstances which give rise to one or more Purchaser Claims.

10.12	Investigation by the Vendor

In connection with any matter or circumstance notified under Clause 10.1 and any other matter or circumstance that may give rise to a Purchaser Claim, the Purchaser shall, and shall ensure that each Target Group Company will:

(a)	allow the Vendor and its accounting, legal or other professional advisers to investigate the matter or circumstance alleged to give rise to a Purchaser Claim and whether and to what extent any amount is payable in respect of such Purchaser Claim;

(b)	disclose to the Vendor all documents and information of which the Purchaser is aware which relates to the matter or circumstance and shall give, subject to their being paid all reasonable out of pocket costs and expenses, all such information and assistance, including access to equipment, premises and personnel, and the right to request, examine and copy or photograph any assets, accounts, documents and records, as the Vendor or its accounting, legal or other professional advisers may reasonably request; and

(c)	preserve all documents, information, books and records, correspondence, accounts and other information whatsoever relevant to a matter which may give rise to a Purchaser Claim.

10.13	General

Nothing in this Clause 9.7.4(c) shall have the effect of limiting or restricting any liability of the Vendor in respect of a Purchaser Claim arising as a result of any fraud or misrepresentation or wilful misconduct or wilful default or gross negligence.

11.	Post Completion Covenants

11.1	Key Employees

The Vendor shall use its reasonable efforts to procure that each of the Key Employees shall continue to perform his or her current role (or any additional or other role(s) as may be agreed by such Key Employees with the Purchaser) in the Business, unless prevented by ill health or incapacity.

11.2	Support in connection with the Google Licenses and Qualcomm Licenses

After Completion, the Vendor shall provide, and shall procure its subsidiaries, Affiliates and the KMP to provide reasonable support and assistance as may be required by the Purchaser in connection with (a) the continued performance of the Qualcomm Licenses and Google Licenses in the ordinary and usual course of business of the Target Group Companies and (b) the transfer of the Google Licenses and Qualcomm Licenses from the Target Group Companies to another company nominated by the Purchaser.

11.3	New framework agreement with Unifortune Supply Chain Co., Ltd

The Vendor shall support the Target Group Companies to procure the supply chain company and other suppliers to enter into new framework agreements with the New PRC Entity and shall provide evidence to the Purchaser.

11.4	PRC trademarks

Within 15 calendar days after Completion, the Vendor shall provide to the Purchaser proof of submission of application for the renewal of the four PRC trademarks (Registration Nos. 1232531, 12325377, 12325438, 12325512) that expired in September 2024 in accordance with Applicable Laws, regulations, and administrative requirements within the renewal period stipulated in Trademark Law of the PRC. The Vendor shall provide proof of renewal of the relevant PRC trademarks to the Purchaser upon completion of such renewal.

11.5	PRC Social Insurance and housing funds

Within 15 calendar days days after Completion, the Vendor shall procure the New PRC Entity to duly register and pay Social Insurance and housing funds for all of the Relevant PRC Employees in accordance with Applicable Laws. The Vendor shall provide evidence to the satisfaction of the Purchaser of such registration and payment.

11.6	Agreement with M-KOPA

Within 15 calendar days after Completion, the Vendor shall procure M-Kopa to consent to BTHK as the new supplier in place of BHK. The Vendor shall provide evidence to the satisfaction of the Purchaser of such consent.

11.7	Royalty Payments to Qualcomm

The Vendor agrees to pay or cause to be paid to the Purchaser any royalties due and payable, including but not limited to unpaid invoices, demands, under reported sales, incorrect selling price, unsupported deductions, incorrect royalty rates, cost of audit etc., for the previous years until the Completion Date, pursuant to the agreement between Qualcomm and Bholding.

11.8	Post Completion Actions / Intimations in relation to BIN:

11.8.1	The Vendor shall cause BIN to undertake all relevant filings to record the transfer of the BHK-Held BIN Share in favour of Mr. Rajiv C. Mody (or such other person as the Purchaser may nominate) as the nominee of the Purchaser (“Purchaser Nominee”), as required under Applicable Laws.

11.8.2	The Vendor shall provide all necessary information, support, and cooperation to enable BIN to undertake the following actions within 15 days from the Completion Date:

(a)	file Form DIR-12 with the jurisdictional Registrar of Companies in relation to the resignation of the Resigning Directors and for the appointment of the Purchaser Nominee Directors as the directors of BIN;

(b)	renew the expired Registration Cum Membership Certificate (i.e. certificate that validates an exporter dealing with products registered with an agency / organization that are authorised by the Indian government) obtained by BIN in relation to its STP Units;

(c)	provide an intimation to the Services Export Promotion Council regarding the change in shareholding of BIN on account of the Transaction;

(d)	provide an intimation to the STPI Authorities with details of the revised shareholding of BIN upon Completion;

(e)	provide an intimation to the applicable authorities pursuant to Applicable Laws regarding any change in the legal name, constitution, directors and address of BIN in its goods and services tax (GST) registration certificate, if applicable.

11.8.3	Within 30 days from the Completion Date, the Parties shall procure that BIN shall formulate, adopt, and implement a comprehensive Diversity, Equity, and Inclusion (DEI) policy. This policy shall aim to foster an inclusive workplace environment and ensure equal opportunities for a diverse workforce, including, but not limited to, individuals with disabilities, individuals of all genders, transgender individuals, and other underrepresented or marginalized groups.

11.8.4	Bholding and BHK shall provide all necessary information, support, and cooperation to enable BIN to intimate the prescribed authorities regarding the changes on account of the consummation of the Transaction, if any, within the timelines prescribed below:

#	PARTICULARS	Name of authority	PARTICULARS OF INTIMATION	TIMELINE
1	Importer-Exporter Code	Ministry of Commerce and Industry, Government of India	Change in constitution, change in shareholding, change in the name or address of an entity	15 days from the Completion Date

2	Employees’ Provident Funds and Miscellaneous Provisions Act 1952 registration	Employee Provident Fund Organization	Change in owners, directors, managers, any other person having ultimate control over the affairs of the establishment or any other persons included in particulars furnished at the time of registration.	10 days from the Completion Date

11.9	Release by the Vendor

The Vendor, on behalf of itself and on behalf of each of its Affiliates and Related Parties, hereby irrevocably and unconditionally (a) releases and forever discharges, with effect from the Completion Date, each relevant Target Group Company and all their respective officers, directors, employees, shareholders and assigns (the “Released Parties”), from any and all causes of action, suits, demands, rights, claims, entitlements, damages, liabilities, obligations and Encumbrances, whether arising or pleaded in law or in equity, under contract, statute, tort or otherwise, whether known or unknown, whether accrued, potential, inchoate, liquidated, contingent, or actual, whether asserted or that is likely to have been asserted, which any of them now has or, has ever had or may hereafter have against any of the Released Parties, in relation to any matters which arise on or before Completion, including but not limited to, all rights to indemnification or reimbursement from any of the Released Parties, and (b) covenants not to make any claims or demands on or bring any proceeding against any of them in respect of any such liabilities or take or omit to take any action whatsoever that will or may cause any of them to incur any losses, liabilities, costs or expenses or to have to undertake any obligations on behalf of the Vendor or its Affiliates and Related Parties.

12.	Confidentiality

12.1	Confidential Information

Each Party undertakes to the other Parties that it shall treat as strictly confidential, and shall procure that its Affiliates and its and their respective directors, officers, employees and advisers treat as strictly confidential, all information (whether oral, graphic, written or in electronic form) which it receives or obtains as a result of entering into or performing this Agreement or the other Transaction Documents (the “Confidential Information”), including, without limitation:

12.1.1	information relating to the provisions and subject matter of this Agreement and the other Transaction Documents;

12.1.2	information relating to the existence of this Agreement and the other Transaction Documents and their purpose;

12.1.3	information relating to the negotiations leading up to this Agreement and the other Transaction Documents, including any information relating to or in respect of any negotiations and communications between the Parties after the date of this Agreement; and

12.1.4	information relating to the Target Group Companies and their respective businesses provided to or compiled by the Purchaser in the due diligence exercise conducted by it prior to or after the date of this Agreement provided that the Purchaser and its Affiliates shall not be subject to this Clause 12.1 with respect to information referred to in this sub-Clause 12.1.4 on and after Completion.

Each Party shall not and shall procure that its Affiliates and its and their respective directors, officers, employees and advisers shall not, use for its own business purpose or disclose to any third party any Confidential Information without the prior written consent of the other Parties.

12.2	Return of confidential information

12.2.1	If this Agreement is terminated, and upon request by any Party as the disclosing party of any Confidential Information (each, a “Disclosing Party”) to the other Party as the receiving party of such Confidential Information (each, a “Receiving Party”), (a) all physical copies of the Confidential Information in the possession of the Receiving Party shall be returned to the Disclosing Party within five (5) Business Days of the request of the Disclosing Party; (b) all electronic copies of Confidential Information shall be deleted from the relevant computer or electronic storage facility or other storage devices containing the Confidential Information applying not less stringent disk-wiping procedures as would be applied upon disposal of the relevant storage device if it previously contained the Receiving Party’s own confidential information and an authorised representative of the Receiving Party shall certify in writing to the Disclosing Party that this has been done within five (5) Business Days of the request of the Disclosing Party; and (c) to the extent that any Confidential Information is required to be retained for compliance with any legal, regulatory, industrial standard or internal recordkeeping obligations, then the obligations of confidentiality set forth in this Agreement will continue to apply to the same.

12.3	Exclusions

The restrictions contained in Clause 12.1 shall not apply so as to prohibit disclosure or use of any information if and to the extent:

12.3.1	the disclosure or use is required by law or by any securities exchange or Authority pursuant to rules to which the Parties or their respective holding companies are subject;

12.3.2	the disclosure is made by a Party to its Affiliates or to its or its Affiliates directors, officers, employees and advisers for purposes relating to this Agreement or any of the other Transaction Documents on terms that such Affiliates or directors, officers, employees and advisers undertake to comply with the provisions of Clause 12.1 in respect of such information as if they were a party to this Agreement or any of such other Transaction Documents;

12.3.3	the information becomes publicly available (other than by a breach of this Agreement);

12.3.4	the other Party has given prior written consent to the disclosure or use; or

12.3.5	the disclosure or use is required for the purpose of any judicial or arbitration proceedings arising out of this Agreement or any other Transaction Document,

provided always that prior to disclosure or use of any information pursuant to Clause 12.3.1, the Party concerned shall where legally permissible promptly notify the other Parties of such requirement and shall consult with the other Parties where feasible and give due consideration to their reasonable requirements before complying with such requirement.

12.4	The Vendor agrees and confirms that since the Purchaser is a subsidiary/ wholly owned subsidiary of a public company, securities of which are listed and traded on stock exchanges in India, any information of the Purchaser may be considered as material non-public information. Any unauthorised disclosure of the confidential information, trading or advice in the securities of the parent of the Purchaser may be in violation of applicable securities laws in India and the Vendor confirms that it shall be solely liable for any such actions.

13.	Costs

13.1	Costs and Expenses

Save as expressly provided in this Agreement or any other Transaction Document, each Party shall pay its own costs (including Taxes) in connection with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents and any other matters in connection therewith.

13.2	Stamp duty

13.2.1	Any stamp duty payable under Applicable Laws on the execution of this Agreement and the sale of the Bholding Sale Share by the Vendor to the Purchaser (or its nominee) (if applicable) shall be borne by the Vendor and the Purchaser in equal proportions.

13.2.2	The Vendor undertakes to the Purchaser to indemnify and hold the Purchaser harmless against any loss damages costs or penalty for late stamping as a result of any delay or failure of the Vendor in paying its share of the stamp duty and/or in providing such documents, confirmation or information as may be required by the Purchaser and/or the relevant Authority in connection with the stamp duty adjudication for the transfer of the Bholding Sale Share as contemplated under this Agreement (if applicable).

14.	General

14.1	Successors and Assigns

This Agreement shall be binding upon and enure for the benefit of the successors, permitted assigns and legal personal representatives of the Parties.

14.2	Assignment

No Party shall assign this Agreement or any of its rights and/or transfer any of its obligations under this Agreement to any third party without the prior written consent of the other, provided that the Purchaser may assign any of its rights and/or transfer any of its obligations under this Agreement to any of its Affiliates without the consent of the other Party.

14.3	Whole Agreement

This Agreement (together with the other Transaction Documents) constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and shall supersede any previous agreements or arrangements between them relating to the subject matter hereof.

14.4	Variations

No variations of this Agreement shall be effective unless made in writing and signed by the Parties.

14.5	Agreement Survives Completion

The Warranties and all other provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

14.6	Invalidity

If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

14.7	Remedies

The rights and remedies of each of the Vendor and the Purchaser hereunder shall be cumulative and shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which it may be entitled in respect of a breach of this Agreement) and no exercise or failure to exercise such a right shall constitute a waiver by it of any such other right or remedy.

14.8	No Waiver

No failure of any of the Vendor or the Purchaser to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

14.9	Further Assurance

At any time after the date of this Agreement, each Party shall and shall use all reasonable endeavours to procure (to the extent it is legally or contractually entitled to do so) that any necessary third party shall, execute such documents and do such acts and things as the other Parties may reasonably require for the purpose of giving to such Parties the full benefit and provisions of this Agreement.

14.10	Time of the Essence

Time shall be of the essence of this Agreement, both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

14.11	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Deed by e-mail attachment shall be an effective mode of delivery.

14.12	Consent to Specific Performance

Each Party acknowledges and agrees that if it breaches this Agreement (or any other agreement entered into pursuant to it), damages may not be an adequate remedy, and the non-defaulting Party shall be entitled to seek remedy by injunction, order for specific performance or such other equitable relief as a court of competent jurisdiction may see fit to award. Therefore, if the non-defaulting Party shall institute any action or proceeding to enforce the provisions hereof, the defaulting Party against whom such action or proceeding is brought hereby waives any claim or defense therein that the non-defaulting Party has an adequate remedy at law, to the extent permitted by law.

15.	Notices

15.1	Form and Addresses

Any notice or other communication in connection with this Agreement shall be in writing in English (a “Notice”) and shall be sufficiently given or served if delivered or sent:

15.1.1	in the case of the Vendor, to:

Address:	Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong
Email:	pat.chan@borqs.com
Attention:	Mr. Pat Sek Yuen Chan

15.1.2	in the case of the Purchaser, to:

Address:	[OMITTED***]
Email:	[OMITTED***]
Attention:	Mr. Deepak H V, Legal Head

or (in each case) to such other address or email as the relevant Party may have notified to the other Parties in writing in accordance with this Clause 15.

15.2	Delivery

Unless there is evidence that it was received earlier, a Notice is deemed given if:

15.2.1	delivered personally, when left at the address referred to in Clause 15.1;

15.2.2	sent by prepaid registered post or courier, three (3) Business Days (or five (5) Business Days if sent by airmail) after posting it; and

15.2.3	sent by email, upon the generation of a receipt notice by the recipient’s server or, if such notice is not so generated, upon delivery to the recipient’s server.

16.	Governing Law and Arbitration

16.1	Governing Law

This Agreement is governed by, and shall be construed in accordance with, the laws of Singapore.

16.2	Arbitration

16.2.1	Any dispute, controversy or claim arising out of or relating to this Agreement or any other Transaction Document, or the breach, termination or invalidity thereof, (each, a “Dispute”) shall be referred to and finally resolved by arbitration in accordance with the provisions of this Clause 16.2.

16.2.2	Any Dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause.

16.2.3	The seat of the arbitration shall be Singapore.

16.2.4	The Tribunal shall consist of 1 arbitrator(s).

16.2.5	The language of the arbitration shall be English.

16.2.6	In respect of any court proceedings in Singapore commenced under the International Arbitration Act 1994 in relation to the arbitration, the parties agree (a) to commence such proceedings before the Singapore International Commercial Court (“the SICC”); and (b) in any event, that such proceedings shall be heard and adjudicated by the SICC.

16.2.7	Any award of the Tribunal shall be made in writing and shall be final and binding on the Parties from the day it is made. The Parties undertake to carry out the award without delay.

16.2.8	The foregoing shall not preclude any Party from seeking interim relief or orders for interim preservation in any Court of competent jurisdiction. Any such application to Court shall not demonstrate an intention to act inconsistently in any way with the agreement to settle disputes by arbitration set out in this Clause 16.2.

17.	Process Agent

17.1	Each Party hereby irrevocably appoints the following designated party to act as its agent to receive and acknowledge on its behalf service of any writ, claim, summon, order, judgment, notice or other document of legal proceedings in Singapore and any other relevant jurisdiction, including India. If such agent (or its successor) no longer serves as agent for this purpose, the affected Party shall promptly appoint a successor agent in Singapore and any other relevant jurisdiction, including India, and notify the other Parties. Each Party agrees that any legal proceedings shall be sufficiently served on it if delivered to its agent at the address mentioned herein or any other address that may have been notified by the agent to the other Parties.

17.2	The Vendor hereby undertakes to appoint an agent, as aforementioned, in Singapore within 5 (five) Business Days from the Completion Date and provide the details of the agent to the Purchaser in writing and comply with the requirements of this Clause 17 as agreed herein.

18.	Third Party Rights

18.1	Unless expressly provided to the contrary in this Agreement or any other Transaction Documents, a person who is not a Party has no right under the Third Parties Act or otherwise to enforce or enjoy the benefit of any term of this Agreement.

18.2	Notwithstanding any term of this Agreement or any other Transaction Documents, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(signature pages follow)

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

THE VENDOR

SIGNED by Pat Sek Yuen Chan	)
for and on behalf of	)
BORQS TECHNOLOGIES INC.	)
)
)
in the presence of:	)
)

/s/ Anthony Chan		/s/ Hareesh Ramanna
Signature of Witness		Signature of Witness

Name:	Anthony Chan	Name:	Hareesh Ramanna
Address:	Suite 318, 3/F, Dongfeng KASO,	Address:	Borqs Technologies India Pvt Ltd
Dongfengbeiqiao, Chaoyang District,		Prestige Al-Kareem,
Beijing 100016, China		3, Edward Road, Bangalore-560052, India

THE PURCHASER
)
SIGNED by Rajiv C Mody	)
for and on behalf of	)
SASKEN DESIGN SOLUTIONS PTE. LTD.	)
)
in the presence of:	)
)

/s/ Shyam Das
Signature of Witness

Name:	Shyam Das
Address:	[OMITTED***]